

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2022

Christine Breves
Chief Financial Officer
United States Steel Corp
600 Grant Street
Pittsburgh, PA 15219-2800

> **Re: United States Steel Corp**
> **Form 10-K For the Fiscal Year Ended December 31, 2021**
> **Filed February 11, 2022**
> **Form 8-K furnished on January 27, 2022**
> **File No. 001-16811**

Dear Ms. Breves:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K furnished on January 27, 2022

Exhibit 99.1

1. We note that in calculating the adjusted net earnings for the period and year ended December 31, 2021, you removed effect of the net reversal of tax valuation allowance, although you appear to have reported cumulative adjusted net earnings. Pursuant to Question 102.11 of the non-GAAP C&DIs, current and deferred income tax expense commensurate with the non-GAAP measure of profitability should be included in a performance measure. Please revise to omit such adjustments in future filings and earnings presentations.

Christine Breves
United States Steel Corp
June 18, 2022
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Melissa Gilmore, Senior Staff Accountant, at 202-551-3777 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing